Contact

www.linkedin.com/in/mark-glasgold-md-b1ab7b63 (LinkedIn)
www.glasgoldgroup.com (Company)
www.pipelinemedical.com (Company)

Top Skills

Medicine
Healthcare
Clinical Research

mark glasgold md

Chairman of Board Koios Medical
Princeton, New Jersey, United States

Experience

Pipeline Medical

12 years 4 months

Member Board Of Directors
January 2012 - Present (12 years 4 months)

Founder and CEO
2012 - June 2017 (5 years)

Koios Medical

Chairman Of The Board
July 2017 - Present (6 years 10 months)
New Jersey

Glasgold Group

Facial Plastic Surgeon
1995 - January 2022 (27 years)

Education

Jefferson Medical College of Thomas Jefferson University

Doctor of Medicine (MD) · (1984 - 1988)

Rutgers University

Master of Science (MS), Biomedical/Medical Engineering · (1989 - 1991)

Duke University

Bachelor of Arts (B.A.), Economics and Religion · (1980 - 1984)

Highland Park High School